SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: France Telecom press release announcing third quarter 2008 results press release

Paris, 30 October 2008

Third quarter 2008 financial information

results for the third quarter 2008 permit confirmation of objectives for the full year revenue up 3.4% on a comparable basis to 39.9 billion euros over the first nine months of 2008.

Third-quarter 2008 revenue grew 2.3% on a comparable basis and reflects a solid performance in the context of the difficult general economic environment. Other than Spain and some emerging markets, the Group saw no impact on its operations from the slowdown in the economy. Activity remains focused in the Group’s principal areas of business:

•

solid growth in mobile services (+5.1% on a comparable basis) with a steady increase in data services

•

continuing growth of ADSL in Europe with accelerated growth in Voice over IP and digital TV in France

•

continued growth in the Enterprise segment (+1.2% on a comparable basis) with growth in business services that outperformed the market stability in gross operating margin rate for the first nine months of 2008 at 37.1% of revenue on a comparable basis, in line with the Group’s objectives for the year

•

as announced at the end of July and taking into account factors specific to France (content acquisition, handset subsidies, the impact of regulation), the third-quarter GOM rate was 0.6 points less than in Q3 2007 on a comparable basis

•

the objective to stabilise the GOM rate in 2008 is confirmed the CAPEX to revenue ratio of 11.6% in the first nine months of 2008 is in line with the objective of about 13% for the year

Group net debt remained stable compared to 30 June 2008 after payment of the interim ordinary dividend on 11 September

•

debt refinancing for 2008, completed for the most part in the first half, is being carried out in favourable conditions considering the solid financial structure

•

the Group had a liquidity position of 12.1 billion euros at 30 September 2008 confirmation of the 2008 objective to generate an organic cash flow greater than 7.8 billion euros key figures*

In billions of euros	Q3 2008	Q3 2007 historical basis	Change historical basis	Change comparable basis	9 months 08	9 months 07 historical basis	Change historical basis	Change comparable basis
Consolidated revenue	13.550	13.508	0.3%	2.3%	39.854	39.420	1.1%	3.4%
of which:
Personal CS	7.604	7.546	0.8%	5.1%	21.985	21.653	1.5%	6.4%
Home CS	5.711	5.672	0.7%	-1.2%	17.081	16.840	1.4%	-0.2%
Enterprise CS	1.900	1.914	-0.7%	1.2%	5.740	5.714	0.5%	2.3%
Inter-segment eliminations	-1.665	-1.624	2.5%	1.7%	-4.952	-4.786	3.5%	2.6%
Gross operating margin	5.091	5.094	-0.1%	0.7%	14.766	14.510	1.8%	3.3%
GOM/Revenue	37.6%	37.7%	-0.1 pt	-0.6 pt	37.1%	36.8%	0.3 pt	0.0 pt
CAPEX	1.483	1.434	3.4%	4.5%	4.617	4.401	4.9%	4.9%
CAPEX/Revenue	10.9%	10.6%	0.3 pt	0.2 pt	11.6%	11.2%	0.4 pt	0.2 pt
* Quarterly financial data and comparable basis data provided in this press release are unaudited.

The Board of Directors of France Telecom SA met on 29 October 2008 and examined the Group's financial statements for the period ended 30 September 2008.

Commenting on the third quarter results, Didier Lombard, France Telecom Chairman and Chief Executive Officer, stated: "With third-quarter revenue growth of 2.3%, the Group has for the fourth consecutive quarter maintained a level of activity that outperformed the estimated average GDP across the Group's worldwide footprint.

In France, thanks to our strong focus on commercial activities, our mobile sales have increased by around 6% with almost 400,000 additional subscribers, while in ADSL services we have passed the 8 million customer mark.

Thanks to the diversity of its international footprint and the balance between mobile and fixed-line operations, our business activities are well-positioned to face the global economic situation, despite the difficult environment in Spain and in some emerging countries.

The gross operating margin rate for the first nine months of the year remained stable even with the specific commercial costs in France announced this summer concerning the acquisition of content and handset subsidies, and despite the impact of new regulations.

Following the excellent performance recorded in the first half, the third quarter results are fully in line with our 2008 objectives both in terms of the stabilisation of our gross operating margin rate and the generation of more than 7.8 billion euros in organic cash flow.

This solid performance is the result of the profound transformation of Group since 2006 that has involved the full commitment on a daily basis of the entire workforce on every level."

comments on key Group figures

revenue

France Telecom group’s consolidated revenue rose to 39.854 billion euros in the first nine months of 2008, up 1.1% on an historical basis. The comparison of the two periods includes the unfavourable impact of exchange rates (-452 million euros) and the impact of changes in the scope of consolidation (-406 million euros), in particular the disposal of Orange’s mobile and Internet operations in the Netherlands on 1 October 2007 and the acquisition of Ya.com in Spain on 31 July 2007.

On a comparable basis, revenue was up 3.4% over the first nine months of 2008, driven by emerging markets, which continued their upward trend with a 9.8% increase. At the same time, growth in mature Western European markets was 2.5% on a comparable basis.

In the third quarter of 2008, France Telecom group’s consolidated revenue totalled 13.550 billion euros, a 2.3% increase on a comparable basis (0.3% increase on an historical basis). In France, operations remained strong but revenue for the third quarter 2008 was affected by specific factors, highlighted at the time of the Group’s first-half results (end of the impact of the price increase for the basic telephone subscription introduced on 1 July 2007, drop in certain wholesale rates on 1 July 2008 decided by the regulator, and impact of the Chatel Law). These specific factors weighed down quarterly Group revenue growth by 0.6 points. Operations in Spain were impacted by a slowdown in economic activity and in the UK growth slowed as expected after several quarters of steady growth.

An analysis of revenues by business segment for the third quarter 2008:

•

Personal Communication Services continued to be strong: quarterly revenue (7.604 billion euros) was up 5.1% on a comparable basis, due to continuing growth in the number of customers (+12.0% year on year at 30 September 2008) and the sharp increase in data services (+18.1% on a comparable basis), particularly non-SMS data services stimulated by the distribution of multimedia handsets, the development of Internet Everywhere1 and new content offers. The number of mobile broadband customers was up sharply, at 23.2 million at 30 September 2008 compared with 12.8 million at 30 September 2007, an increase of 81% year on year.

•

Quarterly revenue from Home Communication Services (5.711 billion euros) was down 1.2% on a comparable basis. Excluding pricing impacts2, third-quarter revenues were stable compared to the third quarter 2007.

The continued decline in traditional telephone services was largely offset by the steady growth in the use of ADSL Broadband and Multiservices3. In particular, the third quarter of 2008 saw an acceleration in Voice over IP services (with nearly 370,000 new customers) and of digital TV, with new service offers (satellite TV and “Orange foot” football service in France). The number of digital TV customers came to 1.746 million at 30 September 2008, with 211,000 new customers in the third quarter of 2008.

•

Enterprise Communication Services recorded quarterly growth of 1.2% on a comparable basis. Slower growth compared with the first half (which was up 2.9%) reflects the expected downturn in equipment sales. Advanced business network services continued to be strong (up 8.0% in the third quarter on a comparable basis), with continuing growth in IP network services. Similarly, extended business services continued their sharp climb (16.1% in the third quarter on a comparable basis), outperforming the market.

See glossary.

End of the favourable impact of the increased price for telephone subscriptions in France (introduced on 1 July 2007) which benefited growth in the first half, and the impact of declines in rates decided by regulators in France, Poland and Spain.

3

See glossary.

gross operating margin

Gross Operating Margin (GOM) for France Telecom was 14.766 billion euros in the first nine months of 2008, up 1.8% on an historical basis and up 3.3% on a comparable basis. For the first nine months of 2008, the GOM rate (GOM to revenue ratio) remained stable at 37.1%, the same level as was recorded for the equivalent period in 2007, on a comparable basis. This is in line with the objective of GOM stability for 2008 (on an historical basis, the GOM rate was 36.8% over the first nine months of 2007).

Gross Operating Margin for the third quarter of 2008 was 5.091 billion euros, up 0.7% from the third quarter of 2007 on a comparable basis (down 0.1% on an historical basis). The GOM rate (GOM to revenue ratio) was 37.6%, a 0.6 point drop year on year on a comparable basis (a 0.1 point decrease on an historical basis). This decline reflects the impact of specific factors in France, highlighted in the Group’s first half results:

•

end of the impact of the price increase for the basic telephone subscription introduced on 1 July 2007,

•

impact of the Chatel Law,

•

expected increase in costs that ensure revenue growth, such as handset subsidies,

•

costs associated with the acquisition of content.

Together these specific factors represented an impact of -1.0 point in the Group’s quarterly GOM rate. Excluding these elements, the GOM rate increased 0.4 points, in line with the trend of the two previous quarters.

An analysis of quarterly operating costs:

The decline in labour costs and the effect of the decrease in call termination rates recorded in the third quarter 2008, enabled the reallocation of resources to commercial costs necessary to support growth:

•

the ratio of other labour expenses to revenue improved by 0.6 points to 14.8% in the third quarter of 2008, compared with 15.4% in the third quarter of 2007 on a comparable basis (15.2% on an historical basis). The number of employees went from 188,478 at 30 September 2007 to 183,966 at 30 September 2008, a 2.4% decrease year on year on a comparable basis (2.8% decrease on an historical basis);

•

The ratio of service fees and inter-operator costs to revenue was up 0.3 points to 15.1% in the third quarter of 2008, against 14.8% in the third quarter of 2007 on a comparable basis (15.2% on an historical basis). The growth of unlimited mobile service offers was partially offset by the drop in call termination rates;

•

The ratio of other network charges and IT costs to revenue increased 0.2 points to 5.3% in the third quarter 2008 compared with 5.1% in the third quarter 2007 on a comparable and historical basis. This was related to the higher number of technical interventions and the development of new operations in Africa;

•

The ratio of overheads, property expenses and other expenses4 to revenue rose 0.5 points to 12.1% in the third quarter 2008 compared with 11.6% in the third quarter 2007 on a comparable basis (11.7% on an historical basis). This increase was principally tied to purchases of content.

4

See glossary (definition of “external purchases and other expenses”).

Before commercial expenses, the GOM rate (GOM to revenue ratio) was 52.7% in the third quarter 2008, a decline of 0.4 points year on year on a comparable basis (stable on a historical basis).

At the same time, the ratio of commercial expenses to revenue was up 0.2 points to 15.2% in the third quarter of 2008, versus 15.0% in the third quarter of 2007 on a comparable and historical basis. The increase in handset subsidies and in distribution commissions supported the growth of the customer base for mobile services and new applications.

capital expenditure on tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets (CAPEX) was 4.617 billion euros in the first nine months of 2008, up 4.9% on both an historical and comparable basis. This increase includes the special transaction to purchase operating premises in France carried out in the first half of 2008 for 163 million euros.

The CAPEX rate for the first nine months of 2008 was 11.6% of revenue, close to the rate for the same period a year earlier (11.4% on a comparable basis and 11.2% on an historical basis). The CAPEX rate (CAPEX to revenue ratio) for the first nine months of 2008 is in line with the previously announced objective of about 13.0% for 2008 as a whole.

CAPEX for Personal Communication Services (2.123 billion euros) was down 3.7% on a comparable basis and down 7.4% on an historical basis in the first nine months of 2008. This is linked to mobile networks in mature Western European markets, where intensive deployment of 3G technologies is nearing an end. Added to this are the initial benefits of network sharing agreements with other operators. At the same time, mobile network deployment in emerging markets remained significant, particularly in Romania, Moldova and Madagascar, and in new operations (Guinea, Guinea-Bissau, Niger and the Central African Republic).

CAPEX for Home Communication Services (2.254 billion euros) was up 17.7% on a comparable basis in the first nine months of 2008 (+23.3% on an historical basis). Excluding the special transaction to purchase operating premises in France carried out in the first half of 2008 for 163 million euros, growth was 9.2% on a comparable basis (+14.4% on an historical basis). This corresponds to the growth in investment linked to early deployment of optical fibre (FTTH) in France, Livebox distribution in Spain, and the development of growth businesses such as service platforms.

CAPEX for Enterprise Communication Services dropped 14.3% on a comparable basis over the first nine months of 2008 (-14.2% on an historical basis), due mainly to the slowdown in equipment rentals.

net debt

France Telecom's net financial debt at the end of September 2008 remains stable compared with the situation at the end of the first half of 2008, when the debt was at 38.2 billion euros. It should be noted that the third quarter 2008 includes the payment, on 11 September, of an interim ordinary dividend of 0.6 euros per share, or 1.6 billion euros in total.

At the end of September 2008, the Group had covered the majority of its 2008 refinancing needs which, on 1 January, amounted to 8.5 billion euros:

•

5.9 billion euros were completed and the total of our bond refinancing (4.0 billion euros) was carried out under interesting financial conditions,

•

0.7 billion euros are covered with signed bank agreements,

•

Leaving a remaining 1.9 billion euros of regular and short-term  refinancing required at the end of September.

At the same time, the Group has an available liquidity position of 12.1 billion euros in the form of available cash (3.4 billion euros) and an undrawn credit facility, available through a large number of banks, and which has no "Material Adverse Change" clause.

Compared to its main European rivals, France Telecom has the highest rating in the sector (A3/A-).

The repayments scheduled in the coming years are all significantly inferior to the organic cash flow which the Group generates annually. Therefore, the Group does not anticipate any specific difficulty in meeting its future debt payment obligations.

outlook for 2008

As announced at the end of 2007, the Group foresees that revenue growth for the full year will outperform the growth of markets where it is present, some of which could see a slowdown. The Group does not anticipate significant changes to trends in the fourth quarter compared to the third quarter, and expects:

•

solid performance from its activities in France in a context of lower economic growth,

•

more moderate growth in mobile activities in the UK, in line with the market trend,

•

stability in revenue in Poland,

•

continued consolidation of its market positions in Spain in a difficult environment,

•

similar trends to those observed in the third quarter 2008 in emerging markets,

•

confirmation of a return to growth in the Enterprise activities.

The gross operating margin rate should remain stable in the fourth quarter 2008 compared to the fourth quarter 2007. Savings indentified in the ongoing transformation plan compensate for the impact of regulation and enable commercial activities aimed at supporting business growth.

The Group confirms its 2008 objective of generating more than 7.8 billion euros in organic cash flow. This objective rests on:

•

stability in the gross operating margin rate,

•

maintaining CAPEX at about 13% of revenues.

The Group also confirms its policy for the allocation of organic cash flow that will be attributed at the time of the closing of the 2008 accounts. This will be done in accordance with the principles defined on 6 February by the Board of Directors which indicated in particular that it will recommend to the Annual General Meeting the distribution of an ordinary dividend for 2008 greater than 1.30 euros per share (including the interim dividend of 0.60 euros per share paid on 11 September 2008).

The Group’s full-year results will be presented on 4 March 2009 during the Investor Day.

review by business segment

Personal Communication Services

Revenue from Personal Communication Services (PCS) totalled 21.985 billion euros in the first nine months of 2008, a 1.5% increase on an historical basis. This includes the unfavourable impact of exchange rates (-504 million euros) and the effect of changes in the scope of consolidation (-480 million euros with the sale of Orange's mobile operations in the Netherlands and the acquisitions of Voxmobile in Luxembourg and of Ten in France).

On a comparable basis, growth for the first nine months was 6.4%. Excluding the impact of the rate decreases for call terminations and roaming (estimated at -663 million euros), growth continued to be very strong on a comparable basis, at 9.9%, following 10.8% growth in the first half.

Third quarter 2008 revenue (7.604 billion euros) was up 0.8% on an historical basis and up 5.1% on a comparable basis. Excluding the impact of the rate decrease for call terminations and roaming (estimated at -208 million euros) quarterly revenue grew by 8.2%. This is driven both by mature Western European countries (particularly France, the United Kingdom and Belgium) and by emerging markets (particularly the Middle East and Romania).

There were 117.6 million customers at 30 September 2008, excluding MVNOs, an increase of 12.0% year on year on a comparable basis (+12.6 million new customers, of which 3.2 million were acquired in the third quarter of 2008).

The number of mobile broadband customers was up sharply at 23.2 million at 30 September 2008 compared with 12.8 million at 30 September 2007, an 81% increase year on year.

The MVNO customer base in Europe rose to 2.5 million at 30 September 2008 (of which 1.7 million were in France), compared with 1.5 million a year earlier on a comparable basis (of which 1.2 million were in France).

PCS France revenue for the first nine months of 2008 rose 5.2% to 7.768 billion euros on a comparable as well as historical basis, an improvement over the 4.8% growth in the first half (on an historical and comparable basis).

Excluding the impact of the rate decreases for call terminations and roaming (estimated at -236 million euros), revenue grew by 8.6% in the first nine months of 2008, following growth of 8.3% in the first half of 2008. Close to half of this corresponds to the 4.3% growth in the total number of customers and to the growing proportion of contract customers, which represented 67.5% of the customer base at 30 September 2008, compared with 65.3% a year earlier, a gain of 2.2 points in one year.

At the same time, revenue from data services posted very strong growth (+23.2% in the first nine months of 2008), contributing close to half of the total revenue growth. Data services represented 20.4% of network revenues in the first nine months of 2008, compared with 17.2% for the same period in 2007.

Non-SMS data services represented more than half (53%) of total data services revenue, with growth of 26.5% in the first nine months of 2008.

These developments reflect strong growth in the number of mobile broadband customers, with 9.9 million at 30 September 2008 compared with 6.3 million a year earlier (+58% in one year). In particular, the Internet Everywhere5 service is growing very quickly, with 130,000 customers at 30 September 2008.

In addition, revenue from equipment sales rose 24.5% in the first nine months of 2008, driven by multimedia handsets, in particular the iPhone 3G of which 216,000 units were sold by the end of the third quarter of 2008.

PCS United Kingdom revenue totalled 4.332 billion euros in the first nine months of 2008. On an historical basis, the unfavourable exchange rate for the pound sterling (-620 million euros) resulted in a 6.1% decline. On a comparable basis, PCS United Kingdom revenue rose 8.4% for the nine-month period.

Excluding the impact of the rate decreases for call terminations and roaming (estimated at -72 million euros) revenue grew by 10.4% on a comparable basis. This reflects the steady growth in the number of contract customers, which was up 11.2% year on year. Contract customers represented 38.0% of the total customer base at 30 September 2008, compared with 35.1% at 30 September 2007, a 2.9 point increase in one year.

In addition, revenue from data services was up 16.7%. Growth in mobile broadband services rose sharply: at 30 September 2008, there were a total of 2.883 million mobile broadband customers, compared with 1.551 million at 30 September 2007, almost doubling in one year.

5

See glossary.

PCS Spain revenue for the nine months was to 2.563 billion euros, up 0.9% on a comparable basis (down 0.5% on an historical basis). Excluding the impact of the reduced call termination and roaming rates (estimated at -107 million euros) and excluding the decline in equipment revenue due to growth in sales of SIM cards3 without a handset, underlying revenue growth was 7.0% in the first nine months of  2008.

This reflects the steady growth in the number of contract customers, which rose 9.0% year on year. The customer mix improved significantly, with contract customers representing 56.2% of the total customer base at 30 September 2008, an increase of 3.2 points in one year.  At the same time, data service usage grew strongly, with the number of mobile broadband customers more than doubling in one year to 2.820 million at 30 September 2008.

Revenue from PCS Poland for the nine months rose to 1.878 billion euros, an increase of 20.9% on an historical basis (partly due to the favourable Polish zloty exchange rate), and up 8.6% on a comparable basis.

Excluding the impact of rate decreases for call terminations and roaming, estimated at -65 million euros, revenue grew by 12.8% on a comparable basis. This reflects the 11.1% increase in the number of contract customers, which represented 42.4% of the total customer base at 30 September 2008, compared with 39.8% a year earlier, a gain of 2.6 points in one year. Data services also grew: the number of mobile broadband customers rose by nearly 70% in one year to a total of 4.1 million at 30 September 2008. Orange Poland remains the leader in the mobile market with an estimated market share by value of 33.4% for the first nine months of the year.

PCS Rest of World revenue totalled 5.562 billion euros in the first nine months of 2008. On an historical basis, the impact of changes in the scope of consolidation (-481 million euros with the sale of Orange’s mobile operations in the Netherlands and the acquisition of Voxmobile in Luxembourg) and the unfavourable impact of exchange rates (-67 million euros) reduced revenue by 2.0% compared to first nine months of 2007.

On a comparable basis, revenue was up 7.9%. Excluding the impact of rate decreases for call terminations and roaming (estimated at -183 million euros), revenue grew 11.8% in the first nine months of 2008. This reflects strong growth in the number of customers, which totalled 52.0 million at 30 September 2008, a 24.7% increase on a comparable basis or 10.3 million new subscribers in one year. The growth of the customer base was particularly strong in the Middle East, Romania, Mali, Ivory Coast, Senegal and Madagascar.

Home Communication Services

Nine-month 2008 revenue for Home Communication Services (HCS) totalled 17.081 billion euros, a 1.4% increase on an historical basis due to the favourable impact of exchange rates (+180 million euros) and to changes in the scope of consolidation (+89 million euros, including the positive impact of the acquisition of the Spanish company Ya.com and the disposal of Orange’s Internet operations in the Netherlands). On a comparable basis, revenue for the first nine months of 2008 revenue was down 0.2%, compared with an increase of 0.3% in the first half.

Revenue for the third quarter 2008 was up 0.7% on an historical basis (5.711 billion euros). On a comparable basis, the quarter was down 1.2%, reflecting:

-

the end of the favourable impact of the increased telephone subscription in France (introduced July 2007), which benefited growth in the first half;

-

the impact of rate reductions decided by the regulators in France, Poland and Spain.

On a comparable basis, and excluding these rate impacts, third quarter 2008 revenue was stable compared to the third quarter 2007.

Revenue from ADSL broadband services6, up 23%, very largely offset the downward trend in traditional telephone services and represented 24.1% of total Home Communication Services revenue over the first nine months of 2008, compared with 19.6% for the same period in 2007.

The number of residential ADSL broadband subscribers in Europe rose to 12.4 million at 30 September 2008, representing annual growth of 11.1% on a comparable basis (1.2 million new ADSL subscribers). ADSL Multiservices grew strongly:

-

the number of Liveboxes rose 35% in one year, with 7.5 million units sold in Europe at 30 September 2008, up from 5.5 million at 30 September 2007 on a comparable basis.

-

there were 6.0 million Voice over IP customers at 30 September 2008, up from 4.1 million at 30 September 2007, growth of 49% in one year on a comparable basis.

-

ADSL digital TV services (IPTV) had a total of 1.746 million subscribers in Europe at 30 September 2008, compared with 1.017 million at 30 September 2007, a 72% increase in one year.

6

Including revenue from the sale of wholesale ADSL access and the unbundling of telephone lines.

HCS France revenue was 13.458 billion euros in the first nine months of 2008, an increase of 1.1% on an historical basis and 0.6% on a comparable basis. This compares with an increase in the first half of 1.5% on an historical basis and of 1.2% on a comparable basis. Growth slowed in the third quarter of 2008 due to:

-

pricing developments with the end of the comparative impact from the basic subscription price increase introduced in 1 July 2007;

-

the impact since 1 July 2008 of wholesale ADSL rate reductions decided by the regulator.

In all, the downturn in traditional telephone services (subscriptions and communications services) was more than offset over the first nine months of 2008 by the growth of consumer ADSL broadband services and of Carrier Services (which includes notably the unbundling of telephone lines, which was up 24% year on year at 30 September 2008).

There were a total of 8.080 million residential broadband ADSL subscribers at 30 September 2008, a year-on-year increase of 16.9% (1.167 million ADSL subscribers added). ADSL Multiservices also saw rapid growth. At 30 September 2008 there were:

-

6.226 million Livebox rentals, an increase of 32.7% in one year; Liveboxes represented 77% of ADSL accesses at 30 September  2008, up from 68% a year earlier;

-

5.361 million Voice over IP customers, an increase of 53.8% in one year; Voice over IP represented 66% of ADSL subscribers and 86% of the Livebox rentals at 30 September 2008; and

-

1.603 million digital TV subscribers (satellite and ADSL television), an increase of 64.4% in one year. With respect to this, at 30 September 2008, there were a total of 70,000 subscribers to the Orange satellite TV offer marketed since 3 July.

Content services are growing and being enhanced by new offers:

-

Video on Demand services (VOD) more than doubled to 3.4 million paid downloads during the first nine months of 2008, compared with 1.6 million in the same period of 2007.

-

There were a total of 59,300 subscribers, at 30 September 2008, to the "Orange foot" football service (TV broadcast live and on demand) which has been marketed since 9 August.

At the same time, revenue from traditional telephone line rentals for the nine-month period was down 7.0% on both an historical basis and a comparable basis. Indeed, the growth of total unbundling, naked ADSL and wholesale telephone subscriptions caused the number of traditional telephone line rentals to drop 11.4% by 30 September 2008. This was partially offset by the impact in the first half of the increase in the rental price which came into effect on 1 July 2007.  In addition, the 18.3% decline in revenue from traditional telephone services (on both an historical basis and a comparable basis) reflects the rapid growth of Voice over IP services.

HCS Poland revenue was up 6.9% on an historical basis to 2.292 billion euros in the first nine months of 2008, due to the favourable impact of the Polish zloty exchange rate (+249 million euros). On a comparable basis, PCS Poland revenue was down 4.0%, in line with the revenue decline seen in the first half of 2008 (-3.7%).

Fixed-line services in Poland continued to be impacted by the decline in the number of traditional fixed lines due to the migration of users to mobile (a year-on-year decline of 6.4% at 30 September 2008). Added to this is the impact of price cuts imposed by the regulator, particularly for fixed-to-mobile communications.

These unfavourable effects are partially offset by the growth in revenue from ADSL broadband services, business network management services and carrier services.

The number of ADSL subscribers rose to 2.087 million at 30 September 2008, a year-on-year increase of 7.1%.

HCS Rest of World revenue totalled 1.568 billion euros in the first nine months of 2008, down 0.8% on an historical basis. This includes the unfavourable impact of exchange rates (-67 million euros) and the overall favourable balance of changes in the scope of consolidation (+25 million euros with the acquisition of Ya.com in Spain and the disposal of Orange's Internet operations in the Netherlands). On a comparable basis, HCS Rest of World revenue was up 1.9% compared with the first nine months of 2007, after rising 2.2% in the first half.

In Spain, revenue rose 2.3% in the first nine months of 2008 on a comparable basis. Growth in ADSL broadband services offset the decline in traditional telephone services. The number of ADSL subscribers rose to 1.174 million at 30 September 2008, a year-on-year increase of 1.6%. A growing proportion of the ADSL subscriptions is sold unbundled from the telephone line, representing 72% of the total ADSL subscriptions at 30 September 2008, compared with 64% a year earlier.

In the United Kingdom, revenue was down 8.5% in the first nine months of 2008 on a comparable basis. The development of this business is marked by the decline in narrowband Internet and portals and by the levelling off of the ADSL broadband customer base. There were a total of 1.023 million ADSL subscribers at 30 September 2008, a decrease of 10.4% compared with 30 September 2007. ADSL subscriptions sold unbundled from the telephone line were still up strongly, representing 37% of the total number of ADSL subscribers at 30 September 2008 compared with 27% a year earlier, a 10 point improvement in one year.

Revenue from other countries, which represented half of HCS Rest of World revenue, was up 5.4% over the first nine months of 2008 on a comparable basis due to the growth of operations, primarily in Senegal and the Ivory Coast.

Enterprise Communication Services

Revenue for Enterprise Communication Services (ECS) totalled 5.740 billion euros for the first nine months of 2008, a 0.5% increase on an historical basis, including the unfavourable impact of exchange rates (-126 million euros) and the positive impact of changes in the scope of consolidation (+21 million euros), in particular with the integration of the “Enterprise” and “Managed Services” divisions of GTL India that was acquired in July 2007.

On a comparable basis, revenue grew 2.3% over the first nine months of 2008, after rising 2.9% in the first half. The slowdown observed in the third quarter reflects the expected fall off in equipment sales tied to a more selective approach to contracts in order to strengthen sales of equipment combined with integration services. At the same time, the growth in new operations (most notably IP network services) and international growth (in particular the contribution from operations in Russia and India) continued to be strong.

Fixed telephony and traditional data services continued their downward trend, with a 5.4% decline for the first nine months of 2008 on a comparable basis (after a decline of 5.3% in the first half). This was less than the decline recorded in 2007 over the same period (-9.5% on a comparable basis), reflecting fewer migrations from data networks to IP networks after the steady depletion of previous years.

Advanced Business Network Services rose 8.0% over the first nine months of 2008 on a comparable basis, after rising 7.9% in the first half. This rate of growth is higher than that of the first nine months of 2007 (+6.5% on a comparable basis), reflecting the continuing growth of IP network services. The number of IP-VPN subscribers worldwide rose 9.8% year on year to 314,000 at 30 September 2008. Similarly, the Business Everywhere mobility offer was up 20.8% in France, with 664,000 users at 30 September 2008.

Revenues for Extended Business Services continued their sharp climb. On a comparable basis, revenue grew 16.1% over the first nine months of 2008, after rising 16.0% in the first half. The Group’s growth outperformed the market, driven by the growth of service platforms and consulting as well as project management operations linked to the management of business data networks.

Other Business Services recorded a slowdown in revenue growth (+4.9% over the first nine months of 2008 compared with +10.9% in the first half), reflecting slower equipment sales. At the same time, broadcast services of the subsidiary Globecast continued to grow steadily.

Revenue from ICT services7, excluding equipment sales, was up 12.2% in the first nine months of 2008, slightly more than for the first half (+12.1%). Combined revenue for ICT services (including equipment sales) rose 8.8%, representing 27.7% of the revenue from external customers in the first nine months of 2008, for growth of 1.8 points year on year.

7

See glossary.

schedule of upcoming events

4 March 2009: 2008 results

4 and 5 March 2009: investor days

contacts

press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Sebastien Audra

sebastien.audra@orange-ftgroup.com

investor relations contacts: +33 1 44 44 04 32 Vincent Benoit vincent.benoit@orange-ftgroup.com Reza Samdjee reza.samdjee@orange-ftgroup.com for further information

The slide presentation for the third-quarter 2008 revenues can be viewed online at:

www.orange.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business, in particular for 2008. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the “NExT” plan, the Orange brand and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: revenue at 30 September 2008

(in millions of euros)	2008	2007 historical basis	2007 comparable basis	% change historical basis	% change comparable basis
Revenue at 30 September
Personal Communication Services	21 985	21 653	20 669	1.5	6.4
France	7 768	7 385	7 386	5.2	5.2
United Kingdom	4 332	4 614	3 995	(6.1)	8.4
Spain	2 563	2 576	2 541	(0.5)	0.9
Poland	1 878	1 553	1 729	20.9	8.6
Rest of World	5 562	5 673	5 156	(2.0)	7.9
Eliminations	(117)	(148)	(137)	(21.2)	(15.0)
Home Communication Services	17 081	16 840	17 109	1.4	(0.2)
France	13 458	13 315	13 379	1.1	0.6
Consumer Services	7 054	7 108	7 150	(0.8)	(1.3)
Carrier Services	4 759	4 559	4 592	4.4	3.6
Other HCS revenue	1 645	1 648	1 636	(0.2)	0.5
Poland	2 292	2 143	2 389	6.9	(4.0)
Rest of World	1 568	1 580	1 538	(0.8)	1.9
Eliminations	(236)	(199)	(196)	18.9	20.4
Enterprise Communication Services	5 740	5 714	5 609	0.5	2.3
Business Network Legacy	2 577	2 754	2 724	(6.4)	(5.4)
Advanced Business Network	1 522	1 456	1 409	4.5	8.0
Extended Business Services	964	814	830	18.5	16.1
Other Business services	677	690	645	(2.0)	4.9
Inter-segment eliminations	(4 952)	(4 786)	(4 825)	3.5	2.6
Total	39 854	39 420	38 562	1.1	3.4
3rd quarter
Personal Communication Services	7 604	7 546	7 233	0.8	5.1
France	2 706	2 556	2 556	5.9	5.9
United Kingdom	1 451	1 599	1 370	(9.3)	5.9
Spain	884	900	900	(1.8)	(1.8)
Poland	664	559	636	19.0	4.4
Rest of World	1 945	1 981	1 818	(1.8)	7.0
Eliminations	(46)	(49)	(46)	(5.7)	(0.6)
Home Communication Services	5 711	5 672	5 778	0.7	(1.2)
France	4 491	4 478	4 515	0.3	(0.6)
Consumer Services	2 339	2 396	2 405	(2.4)	(2.7)
Carrier Services	1 585	1 555	1 566	1.9	1.2
Other HCS revenue	567	527	545	7.6	4.0
Poland	783	722	823	8.5	(4.8)
Rest of World	525	551	517	(4.8)	1.5
Eliminations	(87)	(79)	(76)	10.5	14.0
Enterprise Communication Services	1 900	1 914	1 878	(0.7)	1.2
Business Network Legacy	838	897	888	(6.6)	(5.6)
Advanced Business Network	518	494	478	4.9	8.3
Extended Business Services	327	276	281	18.4	16.4
Other Business services	217	247	231	(12.1)	(5.8)
Inter-segment eliminations	(1 665)	(1 624)	(1 638)	2.5	1.7
Total	13 550	13 508	13 251	0.3	2.3

(in millions of euros)	2008	2007 historical basis	2007 comparable basis	% change historical basis	% change comparable basis
2nd quarter
Personal Communication Services	7 317	7 175	6 820	2.0	7.3
France	2 594	2 441	2 441	6.3	6.3
United Kingdom	1 438	1 526	1 307	(5.8)	10.0
Spain	852	854	837	(0.3)	1.7
Poland	627	516	574	21.5	9.4
Rest of World	1 842	1 891	1 708	(2.6)	7.8
Eliminations	(36)	(53)	(47)	(32.0)	(24.4)
Home Communication Services	5 722	5 594	5 684	2.3	0.7
France	4 490	4 433	4 443	1.3	1.0
Consumer Services	2 359	2 342	2 357	0.7	0.1
Carrier Services	1 583	1 521	1 532	4.0	3.3
Other HCS revenue	548	569	555	(3.7)	(1.2)
Poland	769	714	797	7.6	(3.6)
Rest of World	540	511	509	5.6	6.1
Eliminations	(77)	(65)	(65)	19.2	17.5
Enterprise Communication Services	1 938	1 910	1 866	1.5	3.9
Business Network Legacy	868	913	900	(4.9)	(3.6)
Advanced Business Network	506	485	467	4.2	8.2
Extended Business Services	329	278	284	18.3	16.0
Other Business services	236	234	215	0.8	9.7
Inter-segment eliminations	(1 700)	(1 611)	(1 621)	5.5	4.9
Total	13 276	13 068	12 750	1.6	4.1
1st quarter
Personal Communication Services	7 064	6 931	6 615	1.9	6.8
France	2 468	2 388	2 389	3.3	3.3
United Kingdom	1 443	1 489	1 318	(3.1)	9.5
Spain	827	821	804	0.7	2.9
Poland	586	479	519	22.4	13.0
Rest of World	1 775	1 801	1 630	(1.4)	8.9
Eliminations	(35)	(47)	(44)	(25.1)	(19.9)
Home Communication Services	5 649	5 574	5 647	1.3	0.0
France	4 478	4 405	4 420	1.6	1.3
Consumer Services	2 356	2 370	2 389	(0.6)	(1.4)
Carrier Services	1 591	1 483	1 494	7.3	6.5
Other HCS revenue	530	552	537	(3.9)	(1.3)
Poland	740	707	769	4.7	(3.7)
Rest of World	503	517	512	(2.8)	(1.7)
Eliminations	(72)	(55)	(54)	30.4	32.9
Enterprise Communication Services	1 902	1 890	1 865	0.6	2.0
Business Network Legacy	872	944	936	(7.6)	(6.9)
Advanced Business Network	499	477	464	4.4	7.5
Extended Business Services	308	259	266	18.7	16.0
Other Business services	224	209	200	6.9	12.1
Inter-segment eliminations	(1 587)	(1 551)	(1 567)	2.3	1.3
Total	13 027	12 844	12 561	1.4	3.7

appendix 2: France Telecom’s key performance indicators

(historical basis)	31 March 2007	30 June 2007	30 Sept. 2007	31 Dec. 2007	31 March 2008	30 June 2008	30 Sept. 2008
Customers of the France Telecom Group
Total number of customers* (millions)	161.081	163.536	168.084	170.468	172.604	174.430	177.299
- of which mobile services customers* (millions)	100.103	102.753	107.197	109.980	112.254	114.380	117.604
- of which ADSL broadband customers in Europe (millions)	10.187	10.532	11.451	11.652	12.019	12.198	12.394
Personal Communication Services (PCS)
Total number of customers* (millions)	100.103	102.753	107.197	109.980	112.254	114.380	117.604
- of which contract customers (millions)	39.150	39.992	41.195	41.785	42.452	43.401	44.461
- of which broadband customers (millions) **	8.769	10.791	12.789	15.702	17.933	21.000	23.316
PCS France
Total number of customers* (millions)	23.226	23.403	23.504	24.226	24.238	24.315	24.524
- of which contract customers (millions)	14.843	15.050	15.355	15.699	15.875	16.161	16.557
- of which broadband customers (millions)	4.376	5.221	6.284	7.407	8.232	9.006	9.922
Total ARPU (euros)	406	403	398	398	398	398	399
Number of MVNO customers (millions)	1.001	1.114	1.238	1.416	1.511	1.606	1.686
PCS United Kingdom
Total number of customers* (millions)	15.096	15.165	15.400	15.642	15.756	15.757	15.815
- of which contract customers (millions)	4.970	5.183	5.408	5.610	5.722	5.852	6.013
- of which broadband customers (millions)	1.139	1.368	1.551	1.798	2.096	2.452	2.883
Total ARPU (GBP)	257	258	261	265	268	271	273
PCS Spain
Total number of customers* (millions)	11.058	10.692	10.921	11.091	11.084	11.175	11.224
- of which contract customers (millions)	5.464	5.621	5.790	5.956	6.079	6.220	6.311
- of which broadband customers (millions)	0.695	0.925	1.232	1.605	2.009	2.436	2.820
Total ARPU (euros)	300	301	305	303	301	299	297
PCS Poland
Total number of customers* (millions)	12.781	13.056	13.487	14.158	14.007	13.900	14.054
- of which contract customers (millions)	4.987	5.189	5.368	5.556	5.674	5.814	5.964
- of which broadband customers (millions) **	1.637	1.982	2.413	2.953	3.423	3.834	4.086
Total ARPU (PLN)	633	615	600	592	592	590	588
PCS Rest of World
Total number of customers* (millions)(1)	37.942	40.437	43.885	44.863	47.169	49.233	51.987
- of which contract customers (millions)(1)	8.886	8.949	9.274	8.964	9.101	9.353	9.616
- of which broadband customers (millions) **	0.922	1.295	1.309	1.939	2.173	3.272	3.488
* Excluding customers of MVNOs
** Based on the Group’s definition (for PCS Rest of World, data based on the Group’s definition are available beginning 30 June 2008)
(1) the number of customers in the Ivory Coast is adjusted for the definition of the local regulator (ATC)

(historical basis)	31 March 2007	30 June 2007	30 Sept. 2007	31 Dec. 2007	31 March 2008	30 June 2008	30 Sept. 2008
Home Communication Services (HCS)
Total number of ADSL customers in Europe (millions)	10.187	10.532	11.451	11.652	12.019	12.198	12.394
Total number of Liveboxes (millions)	4.765	5.216	5.717	6.100	6.783	7.143	7.447
Total number of Voice over IP customers (millions)	3.177	3.640	4.185	4.779	5.371	5.664	6.035
Total number of ADSL TV customers (millions)	0.768	0.872	1.017	1.243	1.407	1.535	1.746
Home France
Consumer Market
Total number of fixed line subscribers (millions)	24.774	23.942	23.442	22.962	22.596	22.235	21.956
- of which naked ADSL access* (millions)	0.130	0.316	0.628	0.941	1.253	1.475	1.733
ADSL customers at end of period** (millions)	6.331	6.582	6.913	7.296	7.627	7.840	8.080
ADSL market share at end of period*** (%)	49.2	49.2	49.3	49.4	49.4	49.5	49.5
Number of Liveboxes (millions)	3.916	4.273	4.692	5.209	5.630	5.918	6.226
Number of Voice over IP customers (millions)	2.624	3.017	3.485	4.102	4.649	4.995	5.361
Orange TV customers (ADSL and Satellite) (millions)	0.745	0.837	0.975	1.149	1.282	1.389	1.603
Total ARPU (euros)	28.6	29.2	29.9	30.6	31.4	32.1	32.5
- of which subscription fees (in euros)	13.5	13.8	14.0	14.2	14.3	14.4	14.3
- of which calling services (in euros)	8.3	8.0	7.9	7.7	7.4	7.3	7.0
- of which Internet services (in euros)	6.8	7.4	8.1	8.8	9.6	10.4	11.2
Carrier market
Number of unbundled lines (millions)	4.308	4.547	4.836	5.187	5.521	5.719	6.008
- of which total unbundling (millions)	2.555	2.865	3.215	3.624	4.012	4.268	4.574
- of which partial unbundling (millions)	1.754	1.682	1.621	1.563	1.509	1.451	1.434
Wholesale ADSL rental to third party ISPs (millions)	2.185	2.208	2.209	2.232	2.240	2.242	2.148
- of which wholesale naked ADSL rental * (millions)	0.442	0.643	0.808	0.942	1.052	1.123	1.137
Wholesale line rental (millions)	0.080	0.449	0.592	0.716	0.793	0.852	897
Home Poland
Total number of telephone lines (millions)	9.927	9.802	9.658	9.542	9.323	9.169	9.036
Number of ADSL customers (millions)	1.760	1.864	1.948	2.018	2.076	2.082	2.087
Home Rest of World
Number of ADSL customers in Europe, excluding France and Poland (millions)	2.095	2.085	2.591	2.339	2.316	2.277	2.227
- of which customers in the United Kingdom (millions)	1.095	1.090	1.142	1.138	1.107	1.063	1.023
- of which customers in Spain (millions)	0.681	0.698	1.156	1.177	1.186	1.192	1.174
- of which customers in the Netherlands (millions)	0.319	0.297	0.293	-	-	-	-
Enterprise Communication Services (ECS)
Number of IP-VPN accesses – world (thousands)	266	273	285	296	302	308	314
Number of Business Everywhere customers in France (thousands)	505	525	550	571	605	630	664
* See glossary. ** Adjusted to the definition of quarterly publications of the French regulator of telecommunications and posts (ARCEP). *** Company estimates.

appendix 3: highlights

Highlights
October
23/10/08	France – Contactless mobile payment: positive initial results, project teams continue the experiment
20/10/08	Group – France Telecom and Hits Telecom Uganda create Orange Uganda Limited, which will supply telecom services in Uganda over the coming months under the Orange brand
17/10/08	Spain – Orange confirms its commitment to a single rate and launches “Tarifa Plana Mini”
15/10/08	France – Optical fibre – Orange and SFR supplement their agreement
15/10/08	Group – Orange signs memorandum of agreement with HP for joint distribution of broadband access laptops
15/10/08	France – The U and Orange stores launch “U Mobile”, a prepaid mobile telephone offer
08/10/08	France – Orange cinema series: all the thrill of the movies on three screens (mobile, PC and TV) beginning 13 November 2008.
07/10/08	Group – Orange wins the invitation to tender for a third mobile license (GSM and 3G) in Armenia
06/10/08	France – Orange rolls out its new vision and brand advertising campaign in France in the press, on the Internet and on television from 5 to 26 October
03/10/08	United Kingdom – Orange UK announces new Internet offers following substantial improvements to the broadband network
01/10/08	France – Orange and LaCie join forces to launch Home Library, THE digital library for consumers
September
29/09/08	Poland – Nominations to the Board of Directors and Executive Committee of TP SA
25/09/08	France – Orange launches BlackBerry® Bold™, the first 3G+ BlackBerry® smartphone, compatible with Orange’s mobile TV and GPS+ services
23/09/08	UK – Orange UK announces the arrival of Lycamobile, the 6th MVNO operator on its network
19/09/08	Austria – ONE becomes Orange; the Austrian mobile telephone operator ONE, 65% owned by Mid Europa Partners and 35% by France Telecom, today announced the launch of Orange beginning 22 September
18/09/08	Group – Goa and Mythic Entertainment launch Warhammer Online: Age of Reckoning: the servers are live … a new era begins
18/09/08	United Kingdom – Orange Business Services launches Orange Infinity, a new rate that gives business customers unlimited calling and messaging and 500 international minutes for a set monthly rate
17/09/08

Kenya  – Orange is launched in Kenya: Telkom Kenya joins the 115 million worldwide customers of the Orange community and becomes the country’s first integrated operator, offering fixed telephone, mobile telephone and Internet services.

16/09/08	United Kingdom – In partnership with HP, Orange UK launches a new range of business-connected PCs : mobile broadband and laptop – three new offers for mid-sized companies
09/09/08	United Kingdom – Orange UK announces a new MVNO contract to continue its growth in new and wholesale markets
09/09/08	Group – Orange extends Unik with world-first 3G UMA technology
August
28/08/08	France – Orange develops a far-reaching professional certification program for its 6,500 store sales personnel
28/08/08	United Kingdom – Orange introduces discount offers for students
21/08/08	Group – The first half 2008 financial report is filed with the Autorité des Marchés Financiers. It is available on the France Telecom website.
18/08/08	France – Orange launches a range of PC laptops and enriches its internet access offer with the new Livebox
18/08/08	Kenya – Telkom Kenya débuts its new look and a new roadmap
06/08/08	Poland – New TV channel introduced: Orange Sport, The only channel that can retransmit 6 national championship matches live every day.
July
31/07/08

Group –  France Telecom continues its strong performance in the first half of 2008: 3.9% revenue growth and increase in operating profitability – confirmation of 2008 guidance – payment of an interim dividend of 0.60 euros per share

25/07/08	Poland – TP SA to offer its services under the Orange brand
21/07/08	Group - France Telecom publishes its 2007 Corporate Responsibility and Sustainable Development report
11/07/08	France - Orange and BIC® launch BIC® phone, the 100% "ready to use" mobile phone
10/07/08	France - Orange simplifies life for travellers with more Orange Travel services and lower rates
09/07/08	Spain - Orange launches stores and franchises in Spain
09/07/08	France - Orange launches a new personal mobile networking service – Myspace rounds out the introductory offer and joins Facebook, Pikeo, Dailymotion, Skyrock and others
02/07/08	Group - Etisalat and France Telecom sign a strategic partnership agreement for technology and business
01/07/08	Group - Orange unveils its new vision and its global brand campaign

All of our press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.co.uk

•

www.orange.es

•

www.tp-ir.pl

•

www.orange-business.com

appendix 4: glossary

ARPU – Home Communication Services (HCS) segment

Average annual revenue per line for fixed services for consumers is calculated by dividing the average monthly revenue over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU – Personal Communication Services (PCS) segment

Average annual revenue per user (ARPU) is calculated by dividing the revenue of the network generated over the last twelve months (excluding revenue from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licences and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Financial data presented with methods, scope of consolidation and exchange rates that are comparable for the preceding period. Adjusting data given on an historical basis to data given on a comparable basis consists of keeping the results for the most recent period and then restating the results for the corresponding period of the preceding year with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the same method and scope of consolidation for the most recent period as well as the average exchange rate used for the income statement for the most recent period.

equipment revenue (PCS business segment)

Revenue from equipment include the sale of mobile handsets and accessories.

external purchases and other charges

These include:

- commercial expenses (see definition above)

- external purchases and inter-operator costs

- other network expenses and IT expenses (operating and technical maintenance subcontracting expenses, IT expenses

- combined “general overhead, property and other expenses”

Other expenses include content purchases, equipments costs, call centre subcontracting expenses, capitalised production on goods and services and other operational expenses.

Other operating expenses include taxes, provisions for and losses on customer debt and other expenses and variations in provisions. Other operational costs are given net of other operating products.

gross operating margin (GOM)

Revenue and other operating income less external purchases, other operating expenses and labour expenses (wages and employee benefit expenses). Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin do not include employee profit-sharing or share-based compensation costs.

HSDPA

High speed downlink packet access. New generation networks (known as 3G+) enabling high speed broadband uses such as High Definition TV reception on mobile handsets.

ICT

Information communication technologies: new information and communication technologies.

Internet Everywhere (PCS business segment)

Mobile service enabling laptop computers to be connected to the Internet anywhere using a USB flash drive.

labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs, which are costs included after GOM and before operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses.

markets with high growth potential

Markets with high growth potential include France Telecom operations in the following countries: mobile services in Poland, Botswana, Cameroon, Central African Republic, Ivory Coast, Dominican Republic, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Jordan, Kenya, Madagascar, Mali, Mauritius, Mexico, Moldava, Niger, Republic of Vanuatu, Romania, Senegal, Slovakia and Vietnam.

mature Western European markets

Mature Western European markets include France Telecom operations in the following countries: France, United Kingdom, Spain, fixed services in Poland, Belgium, Luxemburg, Switzerland and the Netherlands (until 30 September 2007).

Multiservices (ADSL)

Multiservices include the Livebox, Voice over IP, digital TV and related services.

MVNO

Mobile virtual network operator: mobile network operator that provides services using third-party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially ones residing in areas where full unbundling is unavailable, to dispense with the traditional telephone subscription.

network revenue (PCS segment)

Network revenue represents the revenue (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenue from customers of other networks, revenue from value-added services and revenue from mobile virtual network operators (MVNO).

number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

revenue from data services (PCS business segment)

Revenue from data services are network revenue excluding voice revenue and revenue from MVNOs. They include the revenue generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

SIM card (PCS business segment)

Subscriber Identity Module. Micro-chip memory card containing all of the subscription features and that validates access to various mobile services from any GSM handset.

subscriber acquisition costs (PCS business segment)

The acquisition cost per customer is the total of the purchase costs for the handsets sold and the commissions paid to distributors less the revenue from the sale of the handsets for each new customer.

subscriber retention costs (PCS business segment)

Retention costs per customer equal the total of the purchase costs for the handsets sold and the commissions paid to distributors, less the revenue from the sale of handsets, for each customer renewing a contract.

wholesale line rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third-party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 30, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer